UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-6B-2






                           CERTIFICATE OF NOTIFICATION



                                    Filed by

                    FITCHBURG GAS AND ELECTRIC LIGHT COMPANY









     This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of
     Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

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1.    Type of security or securities.

           6.79% Notes due October 15, 2025.

2.    Issue, renewal or guaranty.

           Issue (private placement).

3.    Principal amount of each security.

           See attached Exhibit A.

4.    Rate of interest per annum of each security.

            6.79%.

5.    Date of issue, renewal or guaranty of each security.

            October 28, 2003.

6.    If renewal of security, give date of original issue.

            Not applicable.

7.    Date of maturity of each security.

            October 15, 2025.

8. Name of the person to whom each security was issued, renewed or guaranteed.

            See attached Exhibit A.

9.    Collateral given with each security, if any.

            None.

10.   Consideration received for each security.

            See attached Exhibit A.




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11.   Application of proceeds of each security.

            The proceeds from the sale of each security, consistent with the requirements of the Order of the Massachusetts Department of Telecommunications and Energy dated September 25, 2003, were applied to retire short-term debt incurred for capital expenditures.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

       a.  the provisions contained in the first sentence of Section 6(b). ___

       b.  the provisions contained in the fourth sentence of Section 6(b). ___

       c.  the provisions in any rule of the Commission other than Rule U-48. X

13.    If the security or securities were exempt from the provisions of
       Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

               Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

               Not applicable.



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15.   If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

               Rule 52(a).

                                              FITCHBURG GAS AND ELECTRIC LIGHT
                                              COMPANY


                                              By: /s/ Mark H. Collin
                                                  ___________________________
                                                     Mark H. Collin
                                                     Treasurer


Dated:  November 3, 2003











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                                                                    EXHIBIT A
                                                                    ---------

                          RELEVANT TERMS CONCERNING THE
                          -----------------------------
                  SECURITIES (6.79% Notes due October 15, 2025)
                  ---------------------------------------------



                     Name of Person                             Consideration
Designation of       to whom each         Principal Amount      Received for
    each             6.79% Note           of each               each 6.79%
6.79% Note            was Issued          6.79% Note            Note
------------        --------------        ----------------      ------------


R-1                  Mac & Co. as         $5,000,000          $5,000,000
                     nominee for
                     Pacific Life Insurance
                     Company

R-2                  Mac & Co. as          $1,000,000         $1,000,000
                     nominee for
                     Pacific Life Insurance
                     Company

R-3                  Mac & Co. as          $1,000,000          $1,000,000
                     nominee for
                     Pacific Life Insurance
                     Company

R-4                  Mac & Co. as           $1,000,000         $1,000,000
                     nominee for
                     Pacific Life Insurance
                     Company

R-5                  Mac & Co. as           $1,000,000         $1,000,000
                     nominee for
                     Pacific Life Insurance
                     Company

R-6                 Mac & Co. as            $1,000,000         $1,000,000
                    nominee for
                    Pacific Life Insurance
                    Company





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